

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2018

Earnest Blackmon
Principal Executive, Financial and Accounting Officer
United Cannabis Corporation
301 Commercial Rd., Unit D
Golden, CO. 80401

Re: United Cannabis Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed April 2, 2018
File No. 333-223101

Dear Mr. Blackmon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed April 2, 2018

Prospectus Summary, page 1

1. Please disclose the maximum number of shares being registered for resale, the percentage of outstanding securities of the company represented by such shares, and the current number of shares Tangier may sell based on the current market price. Please also include the number of shares to be registered on the prospectus cover page and throughout the registration statement, as appropriate, as such information is not information that may be omitted pursuant to Rule 430A.

General

2.   We note that you previously registered a resale offering by Tangiers Global, LLC on Form S-1 (333-216222) declared effective April 27, 2017. Given the prior offering by Tangiers and the amount being registered with the current registration statement, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please tell us the number of total shares resold by Tangiers under the prior Form S-1 and the amount of shares remaining to be sold. To the extent that Tangiers resold substantially all of the securities registered under the prior Form S-1, please tell us the amount of time that has passed since the last sale. Please also revise your current registration statement to register no greater than one-third of the number of the Company's outstanding shares held by non-affiliates. Please note, the one-third calculation may need to include shares registered for resale under the prior Form S-1 depending on the amount remaining on the Form S-1 and the date of the last sale under the Form S-1.

3.   We note that the Investor Agreement entered into with Tangiers on December 26, 2016 specified the maximum amount that you could sell to Tangiers under each put notice. We further note that on May 10, 2017 and again on November 15, 2017 you amended the agreement and changed the amount that you could sell under each put notice. Please note that in order to register the resale of the shares underlying the Investor Agreement, the private placement of the shares must have been complete prior to filing the registration statement. Because the terms of the Investor Agreement were renegotiated after the filing and effectiveness of the registration statement, it appears that Tangiers was not irrevocably bound to purchase the shares and the private placement was not complete. See Question 139.17 of the Securities Act Compliance & Disclosure Interpretations. Please advise us as to why you believe that such shares were properly registered for resale under your Form S-1 (333-216222).

4.   Please include the disclosure required by Item 507 of Regulation S-K for the selling shareholder. Please ensure that this reflects the number of shares you have issued to date under the previous Form S-1 resale registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.

                                         Division of Corporation Finance
                                         Office of Healthcare & Insurance

cc: William T. Hart, Esq.